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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                HEALTHAXIS, INC.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                   743832107
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                                 (CUSIP Number)

                                 Arthur J. Ivey
                         c/o Michael L. Andresino, Esq.
                          Christian Harlan Segall, Esq.
                      Posternak, Blankstein & Lund, L.L.P.
                    100 Charles River Plaza, Boston, MA 02114
                                 (617) 973-6100
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                     12/5/00
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(a), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 743832107                                           PAGE 2 OF 7 PAGES
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   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

             Arthur J. Ivey
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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [ ]

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   3         SEC USE ONLY

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   4         SOURCE OF FUNDS*

             PF
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   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                      [ ]


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   6         CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
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                        7     SOLE VOTING POWER

                              850,000
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     NUMBER OF          8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY               None
     OWNED BY
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       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                  850,000
       WITH
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                       10     SHARED DISPOSITIVE POWER

                              None
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  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             850,000
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  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [ ]

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  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.41%

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  14         TYPE OF REPORTING PERSON*

             IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP NO. 743832107                                           PAGE 3 OF 7 PAGES
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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of the Common Stock, $.01 par value (the "Shares"), of HealthAxis, Inc., Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 2500 DeKalb Pike, East Norriton, Pennsylvania 19401.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name:       Arthur J. Ivey  (the "Stockholder").

(b)  Residence:  3377 Gulf Shore Boulevard N., Naples, Florida 34103.

(c) Employment: The Stockholder is self-employed with a business address of 3377 Gulf Shore Boulevard N., Naples, Florida 34103.

(d) Criminal Proceeding: The Stockholder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Civil Proceeding: The Stockholder has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f) Citizenship: USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares to which this statement relates were originally acquired by the Stockholder with his personal funds and with the proceeds of an equity line of credit.

ITEM 4. PURPOSE OF TRANSACTION.

     The Stockholder acquired the Shares of the Company for personal investment purposes. Of the 850,000 Shares beneficially owned by the Stockholder, 700,000 of such Shares were acquired directly and are held through the Stockholder's brokerage accounts. In addition, the Stockholder has a beneficial interest in 150,000 Shares, which such Shares are subject to options to purchase Common Stock of the Company, pursuant to a

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CUSIP NO. 743832107                                           PAGE 4 OF 7 PAGES
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certain assignment of interests attached hereto as Exhibit 99.1. The Stockholder intends to periodically review his investment in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Stockholder may determine to increase or decrease his equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares now held.

     Except to the extent set forth above in this Item 4, the Stockholder does not have any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's present business or corporate structure, (iv) any change in the Company's charter or by-laws, (v) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (vi) a class of securities of the Company being delisted from a national securities exchange.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Stockholder is the beneficial owner of 850,000 Shares, constituting approximately 6.41% of the outstanding shares of the Company. 150,000 of the Shares referenced in the preceding sentence constitute Shares in which Stockholder has a beneficial interest, which such Shares are subject to options to purchase Common Stock of the Company, pursuant to a certain assignment of interests attached hereto as Exhibit 99.1. The Stockholder has sole power to vote and to direct the vote, and sole power to dispose or direct the disposition of, 850,000 Shares. 75,000 of the Shares were purchased by the Stockholder within the last 60 days, which such Shares were purchased by the Stockholder directly through a brokerage account as follows:

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NUMBER OF SHARES            PURCHASE DATE             PURCHASE PRICE PER SHARE
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25,000                      12/1/00                   $2.33
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25,000                      12/4/00                   $2.33
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25,000                      12/5/00                   $2.33
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CUSIP NO. 743832107                                           PAGE 5 OF 7 PAGES
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     The information set forth in Item 4 is incorporated herein by reference. Reference is made to the full text of the assignment of interests which is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.:  Description:

99.1          Agreement As To Stock Options dated June 18, 1996.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2000


/s/ Arthur J. Ivey
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Arthur J. Ivey